

Mail Stop 3561

February 23, 2016

Leandro Montero
Chief Financial Officer
Empresa Distribuidora y Comercializadora Norte S.A.
Avenida Del Libertador 6363
Ciudad de Buenos Aires, C1428ARG
Buenos Aires, Argentina

> **Re:** **Empresa Distribuidora y Comercializadora Norte S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Response Dated January 29, 2016**
> **File No. 1-33422**

Dear Mr. Montero:

We have reviewed your January 29, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment is to the comment in our December 30, 2015 letter.

2. Regulatory Framework

VII. Loans for consumption (mutuums) and assignments of secured receivables, page F-19

1. We note your response to comment 1. Considering paragraphs 17(c) and (d) of IAS 7 clearly indicate that cash proceeds and repayments related to issuing debentures, loans, notes, bonds, mortgages and other short-term and long-term borrowings should be classified within financing activities, we remain unclear why the cash flows related to your interest-bearing loans for consumption are classified within operating activities. It is also unclear how your presentation is consistent with the guidance in paragraphs 13 and 14 of IAS 7, which indicate that operating cash flows are "primarily derived from the principal revenue-producing activities of the entity" and are "a key indicator of the extent to which the operations of an entity have generated sufficient cash flows to repay loans,

maintain the operating capability of the entity, pay dividends and make new investments without recourse to external sources of financing." Please explain to us how the accounting literature supports your position.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding this comment on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products